UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ____July 2007____

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: July 31st, 2007	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific updates Cheal Oil Field Developments & Stakeholder Briefing Strategy

Wellington, New Zealand - July 27, 2007 - Austral Pacific Energy Ltd.

(TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd. is pleased to announce major new developments in the Cheal Oil Field, onshore Taranaki, New Zealand.

Oil, gas and LPG sales contracts agreed

Cheal Oil, gas and LPG sales and marketing contracts have been finalised and agreed. Commenting on these important contracts, CEO and President, Thomson Jewell said “We are extremely pleased to have all of these contracts in place with such well established players in the region. These contracts have been the missing pieces of our marketing puzzle and offer us the opportunity to market more Cheal oil, gas and LPG as we seek to increase production volumes later this year.”

Cheal Production Station fully mechanically complete

The Cheal Production Station is fully mechanically complete and is going through the very final stages of pre-commissioning checking before moving into the full commissioning phase. The entire system will be pressure tested with water prior to running the plant with hydrocarbons at full production temperatures and pressures. “This is what all the hard work has been building to; we are gearing up for the final push and are fully behind the project team. They are dedicated to running start up production volumes of about 1000 bopd safely through the plant and on to the market”, said Mr Jewell.

Development drilling plans

The next stage in the project is to drill, complete and, in the success case, tie-in the A5 and A6 development wells. Based on current understanding of the performance of the existing wells in the field, and with six wells producing, field flow rates in excess of 1900 bopd are possible. However, Mr Jewell noted that the performance of the individual wells will continue to be optimised in keeping with good reservoir management practice. “A possible trade-off between production rates and reserve recovery is a natural part of field development and should allow us to maximise the reserves recovered from these reservoirs. As a result we envisage that we will be producing between 1400-1500 bopd after A5 and A6 are drilled and tied in, towards the end of this year. We expect that we will increase and maintain our production output with successes from our planned drilling campaign which will target the additional prospects that we uncovered with our detailed 3D seismic survey.”

Stakeholder briefing programme

The Company is implementing a new stakeholder briefing programme; this is the first output of a comprehensive strategic review that began in May 2007. Commenting on the new programme, Mr Jewell said, “As a Junior E&P Company, our major goals are to return value to our shareholders and to provide a growth pathway that is visible, achievable and sustainable. During the significant changes of the past year, we have been focusing on getting our best projects up and running. We have the most difficult part of that task behind us and we are now concentrating additional efforts on communicating with the market. We want our stakeholders to be able follow the Company’s progress towards its growth targets.”

Future plans

Mr Jewell believes these success stories are major milestones for the Company. “We see a great future ahead of us, and we want to make it clear that our shareholders will play a pivotal role in our continued success. Watch this space.”

Annual General Meeting Scheduled

More details on these projects and the Company’s strategies for growth will be discussed at the Company’s annual general and special meeting of shareholders on August 22, 2007 in Vancouver, B.C. and at the later briefing for shareholders on September 12 in Wellington, New Zealand (venue details as previously announced).

The Company will also be presenting at the Good Oil Conference (4th September, Fremantle, Australia) and the New Zealand Oil & Gas Expo (12th September, New Plymouth, New Zealand).

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.